Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-165579-01

October 1, 2012

Western Massachusetts Electric Company

Pricing Term Sheet

Issuer:	Western Massachusetts Electric Company (the “Issuer”)
Security:	$150,000,000 3.50% Senior Notes, Series F, Due 2021 (the “Notes”), which will be part of the same series of debt securities issued on September 16, 2011 by the Issuer in the amount of $100,000,000 (the “Existing Notes”)
Maturity Date:	September 15, 2021
Coupon:	3.50%
Price to Public:	106.381% of face amount plus accrued interest from and including September 15, 2012 to but excluding the settlement date
Accrued Interest Payable to the Issuer:	$277,083.33 accrued interest from and including September 15, 2012 to but excluding the settlement date
Yield to Maturity:	2.673%
Spread to Benchmark Treasury:	+105 basis points
Benchmark Treasury:	1.625% due August 15, 2022
Benchmark Treasury Price:	100-00+
Benchmark Treasury Yield:	1.623%
Interest Payment Dates:	March 15 and September 15, commencing March 15, 2013
Redemption Provisions:	Make-whole call at any time prior to June 15, 2021 at a discount rate of Treasury plus 25 basis points and, thereafter at par
Qualified Reopening:	The offering of the Notes is expected to qualify as a “qualified reopening” of the Existing Notes under the United States Treasury Regulations. See “Certain United States Federal Income Tax Consequences” in the Preliminary Prospectus Supplement dated October 1, 2012.
Settlement Date:	October 4, 2012
CUSIP / ISIN:	958587BJ5 / US958587BJ57
Ratings:	Baa2 (Moody’s); A- (S&P); A- (Fitch)
Joint Book-Running Managers:	Citigroup Global Markets Inc. and J.P. Morgan Securities LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or J.P. Morgan Securities LLC collect at 1-212-834-4533.